UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 July 2024 entitled ‘Major Shareholding Notification’.

31 July 2024

VODAFONE GROUP PLC ('the Company')

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

30-Jul-2024

6. Date on which Issuer notified

31-Jul-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.970000	0.530000	6.500000	1743626604
Position of previous notification (if applicable)	3.940000	2.510000	6.450000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39		1597803433		5.970000
Sub Total 8.A	1597803433		5.970000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			23235769	0.080000
Securities Lending			81186847	0.300000
Sub Total 8.B1			104422616	0.380000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	24497655	0.090000
ELN	06-SEP-2024		Cash	16902900	0.060000
Sub Total 8.B2				41400555	0.150000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 8)	BlackRock Capital Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 9)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 9)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 10)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 10)	BlackRock Group Limited
BlackRock, Inc. (Chain 10)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 10)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 13)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 13)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 13)	BlackRock Group Limited
BlackRock, Inc. (Chain 13)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 13)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 14)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 15)	Trident Merger, LLC
BlackRock, Inc. (Chain 15)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 15)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 15)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 15)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650

12. Date of Completion

31st July 2024

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K.

           -ends-

For more information, please contact:
Investor Relations                                     Media Relations

Investors.vodafone.com                         Vodafone.com/media/contact
ir@vodafone.co.uk                                 GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 31, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary